Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces A.M. Best rating downgrades

     TORONTO, Nov. 24 /CNW/ - Kingsway Financial Services Inc. ("Kingsway")
announced today that A.M. Best has downgraded Kingsway's issuer credit rating from "b-" to "ccc" and the downgrade of the financial strength ratings from
"B" to "B-" for American Service Insurance Company Inc., JEVCO Insurance
Company, Mendakota Insurance Company, Mendota Insurance Company, Southern
United Fire Insurance Company, U.S. Security Insurance Company, Inc. and
Universal Casualty Company. The financial strength rating for American Country
Insurance Company remains unchanged at "B-". Kingsway is disappointed by the decision of A.M. Best and will continue to work with them to improve the ratings of the group.

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") focuses on non standard automobile insurance in North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating to reduce overhead and strengthen its competitive position.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: /
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 11:27e 24-NOV-09